# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000005272

## Reporting persons
- American International Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 82,711,853; shared voting power 0; sole dispositive power 82,711,853; shared dispositive power 0; aggregate amount beneficially owned 82,711,853 (15.5% of the class)

## Item 1. Issuer
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, TX, 77019

## Item 2. Person Filing
Name of person filing: American International Group, Inc. ("AIG")
Address of principal business office or, if none, residence: 1271 Avenue of the Americas, New York, New York 10020
Citizenship: AIG is incorporated under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 82711853
Percent of class: 15.5%
Sole power to vote or to direct the vote: 82711853
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: 82711853
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- American International Group, Inc.: /s/ Christina Banthin, Christina Banthin, Senior Vice President and Corporate Secretary (11/03/2025)